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                                          Filed pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12 of
                                           the Securities Exchange Act of 1934

                            Subject Company: Commercial Net Lease Realty, Inc.

                                                  Commission File No.: 0-12989


On July 2, 2001, James M. Seneff, Jr., Chairman of the Board of Directors and Chief Executive Officer of Commercial Net Lease Realty, Inc., Gary M. Ralston, President and Chief Operating Officer of Commercial Net Lease Realty, Inc., Kevin B. Habicht, Executive Vice President and Chief Financial Officer of Commercial Net Lease Realty, Inc. and others participated in a conference call regarding the announcement by Commercial Net Lease Realty, Inc. of the execution of an Agreement and Plan of Merger, dated as of July 1, 2001, by and between Commercial Net Lease Realty, Inc. and Captec Net Lease Realty, Inc. Following is a talking-points script that was relied upon for portions of the conference call. See below to find out where you can find additional information.

CRRR ACQUISITION STRATEGIC RATIONALE TALKING POINTS

- We view the acquisition of Captec as an opportunistic acquisition of attractively priced free-standing net lease assets.

- FFO ACCRETION -- We expect $0.05 to $0.07 FFO per share accretion next year as result of the transaction.

- LEVERAGE NEUTRAL -- The transaction has been structured to be essentially leverage neutral.

- EXPANSION OF EQUITY BASE -- The transaction allows us to issue equity at an attractive valuation, improves our liquidity, presence and visibility with investor and tenants.

- FRANCHISE VALUE -- The transaction positions Commercial Net Lease Realty as the leading net lease retail company.

- PORTFOLIO DIVERSIFICATION -- The combined portfolio increases our diversification:

        -       By property -- 377 properties
        -       By tenant -- 96 corporate tenants
        -       Geographically - 40 states
                    -       FL - 17.4%
                    -       TX - 16.6%
                    -       CA - 8.7%
                    -       26 lines of trade


                    - Restaurants (SIC 58, Eating and Drinking Places) will comprise approximately 20%

                                   -       A number of demographic trends
                                           favor continued restaurant industry
                                           growth - increase in the population
                                           of more affluent consumers, rise of
                                           dual-income households, and
                                           consumers' increased desire for
                                           convenience. These trends provide
                                           an attractive long-term demographic
                                           landscape for restaurant operators,
                                           particularly casual dining.

                                   -       2001 restaurant sales are expected
                                           to increase about 5.2% (National
                                           Restaurant Association)

                                   -       We have a decade long track record
                                           of effectively managing restaurant
                                           properties and can access our
                                           affiliates for support if needed.

    OTHER KEY POINTS:
-       Accretive
-       Leverage neutral






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-       Consistent property and lease profile
-       Additional diversification
- Significant imbedded property value compared to one-off sales in 1031 market
-       CNLR has a long history with restaurant properties with no losses
- The transaction was structured as a fixed number of shares (to lock in accretion) as opposed to a fixed price.

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Investors and security holders of both the Commercial Net Lease Realty, Inc.
and Captec Net Lease Realty, Inc. are advised to read the proxy statement/prospectus regarding the business combination transaction referred to in the press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from both companies by directing such requests to the companies. Captec Net Lease Realty, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Captec Net Lease Realty, Inc. with respect to the proposed merger. Information regarding such officers and directors is included in Captec Net Lease Realty's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Captec Net Lease Realty, Inc.

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